                                                                  Exhibit 99.1
 99.1. PRESS RELEASE. AMDOCS LIMITED CONTINUES STRONG, CONSISTENT

                            GROWTH IN THIRD QUARTER

         Revenue increases by 80.1% to $297.0 million and EPS excluding acquisition-related charges, increases by 76.9% to $0.23

St. Louis, MO - July 18, 2000, Amdocs Limited (NYSE: DOX) today reported that for the third quarter ended June 30, 2000, revenue reached $297.0 million, an increase of 80.1% over last year's third quarter. Excluding acquisition-related charges, net income increased 102% to $51.4 million, while diluted earnings per share increased 76.9% to $0.23. The acquisition-related charges derive primarily from the acquisition of Solect Technology Group Inc., which was completed in April 2000. These charges include write-off of purchased in-process research and development, amortization of goodwill and purchased intangible assets, other costs and related tax effects. As a result of the acquisition-related charges, the Company's as-reported results showed a net loss of $67.2 million, or a loss of $0.31 per diluted share, compared to net income of $25.4 million or $0.13 per diluted share in the third quarter of fiscal 1999.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "Amdocs continues to demonstrate strong growth and consistent performance with another excellent quarter. As the world's leader in customer care and billing systems, Amdocs is uniquely positioned to leverage the demand for advanced systems in the communications and Internet industries."

Naor continued, "We are experiencing strong demand for our systems in all target segments: wireline, wireless and IP. Our momentum in the market continues with major new projects for total solutions.
For example, at CenturyTel we have been selected to provide an end-to-end convergent customer care and billing system."

Naor added, "In the IP arena, we are rapidly expanding our market share. We are working with innovators in all key emerging IP segments, such as VISPs (virtual
ISPs), ASPs, wireless IP and DSL providers. In the explosive wireless IP sector, Amdocs is the established market leader with installations and projects in GPRS, WAP, m-commerce and wireless portal environments. Our IP offerings support the full range of business models in the IP market, including convergent voice-IP, hybrid and standalone architectures."

Naor concluded, "Through our long-term, ongoing customer relationships, Amdocs achieves both recurring revenue for ongoing support, as well as new opportunities in existing customers. These are key factors in ensuring that we maintain our sales momentum. Amdocs' visibility continues to be high. Through the combination of Amdocs' business stability, together with emerging new opportunities, we are very confident moving forward."

Amdocs is the world's leader in customer care and billing systems for communications and Internet service providers. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With over 6,500 information systems professionals deployed worldwide, Amdocs supports a global customer base. In April 2000, Amdocs completed the acquisition of Solect Technology Group Inc., a leading provider of customer care and billing systems for IP service providers. For more information visit our Web site at www.amdocs.com.

THIS PRESS RELEASE MAY CONTAIN FORWARD LOOKING STATEMENTS AS DEFINED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER FROM THOSE ANTICIPATED. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE ADVERSE EFFECTS OF MARKET COMPETITION, RAPID CHANGES IN TECHNOLOGY THAT MAY RENDER THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE, POTENTIAL LOSS OF A MAJOR CUSTOMER, AND RISKS ASSOCIATED WITH OPERATING BUSINESSES IN THE INTERNATIONAL MARKET. THESE AND OTHER RISKS ARE DISCUSSED AT GREATER LENGTH IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONTACT:

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                              - TABLES TO FOLLOW -


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




                                 AMDOCS LIMITED

           PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

  EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, ACQUISITION RELATED COSTS, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS AND RELATED
                                  TAX EFFECTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                      JUNE 30,                             JUNE 30,
                                                          ---------------------------------     --------------------------------
                                                             2000 (1)            1999             2000 (2)            1999
                                                          ---------------    --------------     -------------    ---------------
Revenue:

  License                                                 $     32,663       $     19,639       $    89,606      $     51,987

  Service                                                      264,339            145,245           713,647           392,152
                                                          ---------------    --------------     -------------    ---------------
                                                               297,002            164,884           803,253           444,139
Operating expenses:
  Cost of license                                                1,715              1,367             4,346             4,060
  Cost of service                                              167,686             94,456           462,425           254,651
  Research and development                                      20,275             11,005            52,958            28,524
  Selling, general and administrative                           37,321             20,274            97,868            53,336
                                                          ---------------    --------------     -------------    ---------------
                                                               226,997            127,102           617,597           340,571
                                                          ---------------    --------------     -------------    ---------------
Operating income                                                70,005             37,782           185,656           103,568


Other income (expense), net                                      3,355             (1,467)            6,018            (5,420)
                                                          ---------------    --------------     -------------    ---------------
Income before income taxes                                      73,360             36,315           191,674            98,148


Income taxes                                                    22,008             10,894            57,502            29,444
                                                          ---------------    --------------     -------------    ---------------

Net income                                                $     51,352       $     25,421        $  134,172      $     68,704
                                                          ===============    ==============     =============    ===============

Diluted earnings per share                                $       0.23       $       0.13        $     0.63      $       0.34
                                                          ===============    ==============     =============    ===============
Diluted weighted average number of shares
   outstanding                                                 226,304            200,310           213,898           199,649
                                                          ===============    ==============     =============    ===============




(1) Excludes $54,070 of amortization of goodwill and purchased intangible assets, $50,554 write off of purchased in-process research and development, $5,187 of acquisition related costs, and tax effects related to the above of $8,700. Including the above items, loss before income taxes was $36,451 and diluted net loss per share was $0.31 for the three months ended June 30, 2000.

(2) Excludes $56,870 of amortization of goodwill and purchased intangible assets, $70,430 write off of purchased in-process research and development, $5,187 of acquisition related costs, and tax effects related to the above of $8,700. Including the above items, income before income taxes was $59,187 and diluted net loss per share was $0.03 for the nine months ended June 30, 2000.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                                     JUNE 30,                                JUNE 30,
                                                         ----------------------------------    ---------------------------------
                                                              2000               1999                2000                1999
                                                         ---------------    ---------------    ---------------      -----------
Revenue:

  License                                                $     32,663       $     19,639        $   89,606          $     51,987

  Service                                                     264,339            145,245           713,647               392,152
                                                         ---------------    ---------------    ---------------      ------------
                                                              297,002            164,884           803,253               444,139
Operating expenses:
  Cost of license                                               1,715              1,367             4,346                 4,060
  Cost of service                                             167,686             94,456           462,425               254,651
  Research and development                                     20,275             11,005            52,958                28,524
  Selling, general and administrative                          37,321             20,274            97,868                53,336
  Amortization of goodwill and purchased intangible
     assets                                                    54,070                 --            56,870                    --
  In-process research and development and other costs          55,741                 --            75,617                    --
                                                         ---------------    ---------------    ---------------      ------------
                                                              336,808            127,102           750,084               340,571
                                                         ---------------    ---------------    ---------------      ------------
Operating income (loss)                                       (39,806)            37,782            53,169               103,568


Other income (expense), net                                     3,355             (1,467)            6,018                (5,420)
                                                         ---------------    ---------------    ---------------      -------------
Income (loss) before income taxes                             (36,451)            36,315            59,187                98,148


Income taxes                                                   30,708             10,894            66,202                29,444
                                                         ---------------    ---------------    ---------------      -------------
Net income (loss)                                         $   (67,159)      $     25,421        $   (7,015)         $     68,704
                                                         ===============    ===============    ===============      =============
Basic earnings (loss) per share                           $     (0.31)      $       0.13        $    (0.03)         $       0.35
                                                         ===============    ===============    ===============      =============
Diluted earnings (loss) per share                         $     (0.31)      $       0.13        $    (0.03)         $       0.34
                                                         ===============    ===============    ===============      =============
Basic weighted average number of shares outstanding           219,962            197,322           208,706               196,976
                                                         ===============    ===============    ===============      =============

Diluted weighted average number of shares outstanding         219,962(1)         200,310           208,706(1)            199,649
                                                         ===============    ===============    ===============      =============


(1) Due to net loss, contingently issuable shares are excluded from the computation of diluted weighted average number of shares.

                                 AMDOCS LIMITED

                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)


                                                                                          AS OF

                                                                          ------------------- -- -------------------
                                                                               JUNE 30,             SEPTEMBER 30,

                                                                                2000                    1999
                                                                          -------------------    -------------------

ASSETS

Current assets

   Cash, cash equivalents and short term interest bearing
     investments                                                          $          310,852     $           85,174
   Accounts receivable, net                                                          281,912                159,312
   Deferred income taxes and taxes receivable                                         33,497                 29,899
   Prepaid expenses and other current assets                                          32,356                 16,390
                                                                          -------------------    -------------------
    Total current assets                                                             658,617                290,775


Equipment, vehicles and leasehold improvements, net                                  106,003                 83,997
Goodwill and other intangible assets, net                                          1,062,322                 20,742
Other  assets                                                                         49,815                 34,497
                                                                          -------------------    -------------------
Total assets                                                              $        1,876,757     $          430,011
                                                                          ===================    ===================


         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

   Accounts payable and accruals                                          $          181,999     $          108,686
   Short-term financing arrangements                                                   5,813                  8,103
   Deferred revenue                                                                  126,719                104,688
   Deferred income taxes and income taxes payable                                     79,438                 33,412
                                                                          -------------------    -------------------
    Total current liabilities                                                        393,969                254,889
Noncurrent liabilities                                                                76,570                 51,385
Shareholders' equity                                                               1,406,218                123,737
                                                                          -------------------    -------------------
Total liabilities and shareholders' equity                                $        1,876,757     $          430,011
                                                                          ===================    ===================

                                     # # #


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